UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 29, 2020

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-2482575
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Knightscope, Inc. (the “Company”) will not be able to meet the filing deadline of April 29, 2020, for its 2019 Annual Report on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its annual report as soon as possible prior to June 13, 2020. The Company has not been able to complete its audit on time as a result of the shelter-in-place order in the State of California. On March 8th, the Company proactively issued a shelter-in-place order to its employees ahead of the local and state governments’ issuance of the same on March 16th and March 19th, respectively. Progress on the audit has been significantly delayed; however, the Company is on track to file ahead of the extension deadline despite the re-issuance of the shelter-in-place order by the government until at least May 31, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date:	April 29, 2020